March 30, 2026

Daniel O'Connell
Chief Executive Officer
Acumen Pharmaceuticals, Inc.
1210-1220 Washington Street, Suite 210
Newton, Massachusetts 02465

       Re: Acumen Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed March 26, 2026
           File No. 333-294649
Dear Daniel O'Connell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Thomas J. Danielski, Esq.